CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       1401 Eye Street, N.W.
                                                            Washington, DC 20005
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720


                                        September 8, 2005



Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549-0506

              Re: Magal Security Systems Ltd.
                  Form 20-F for the Fiscal Year Ended December 31, 2004 Filed June 30, 2005
                  File No. 0-21388
                  -----------------------------------------------------

Dear Mr. Spirgel:

     On behalf of our client, Magal Security Systems Ltd. (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff"), in a letter to Ms. Raya Asher, Chief Financial Officer of the Company, dated July 28, 2005 (the "Comment Letter"), with respect to the Company's Form 20-F for the Fiscal Year Ended December 31, 2004 filed with the Securities and Exchange Commission on June 30, 2005.

     Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing the Amendment No. 1 to the Company's Form 20-F as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

     Consolidated Statements of Income, page F-5
     -------------------------------------------

     1. State separately your revenues and costs of revenues by goods and services. Refer to Rule 5-03 of Regulation S-X.

     The Staff's comment is duly noted; however, as prescribed in Rule 5-03(b) of Regulation S-X, each class which does not account for more than 10 percent of the sum of the items may be combined with another class. The Company's revenues attributable to services comprise less than 10 percent of total revenues for all periods presented. Accordingly, they have been combined with total revenues.

Mr. Larry Spirgel                                                              2


     Note 2 : Significant Accounting Policies
     ----------------------------------------

     Impairment of long lived assets, page F-14
     ------------------------------------------

     2. Tell us how you concluded no impairment losses were identified for your long-lived assets. Specifically, we note that you have $5.8 million in long-lived assets related to your video-monitoring segment, and this segment has incurred increasing operating losses for the last three years.

     The Company advises the Staff that in all groups of its assets, besides the Video Monitoring Assets Group ("VMAG"), the Company did not note any events or changes in circumstances which would indicate that its carrying amount may not be recoverable. As for the VMAG, the Company considered the current-period operating loss combined with the history of operating losses as an event which required recoverability assessment of its long lived assets in compliance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

     The carrying amount of the VMAG is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the VMAG. The Company's assessment was based on the carrying amount and expected undiscounted cash flows of the VMAG at the date it was tested for recoverability. The cash flow estimate used covered the period which represented the remaining useful life of the assets and include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the VMAG.

     The Company used the current forecast/budget as a starting point and excluded the impact of future asset acquisitions so that the forecast included only the costs and revenues associated with current existing assets in the VMAG. The Company used the 2004 monitoring revenue and cost of sales to project future cash flows. In addition, the Company reduced the annual VMAG revenue by a 10% cancellation rate at the renewal stage (which is generally a 5 year contract period) to account for adverse changes in our industry (based on market competitors business experience ) and added 5% to the projected cost of sales to account for increased service/equipment costs and included operating expenses directly associated with the cash flow generated.

     In conclusion, the sum of the identifiable undiscounted cash flows, approximately $9 million, was greater than the $5.8 million carrying value of the VMAG long-lived assets. Based upon this analysis, no impairment charge was required.

     The Company supplementally advises the staff that the video monitoring operations were initiated approximately three years ago and that the historical operating losses attributable to these operations mainly resulted from significant initial marketing expenses. These expenses were devoted to gain future sales and revenues, which will require the purchase of additional assets when received.

Mr. Larry Spirgel                                                              3


     Revenue recognition, page F-15
     ------------------------------

     3. We note that you are using "input method" to recognize revenue from the installation of comprehensive security systems under the percentage of completion method. Tell us why you believe the input
          measure  is  a  better  measure  of  performance   than  the  contract
          milestones, an output measure, which is more reliable than the input measure.

     The Staff's comment is duly noted. According to Statement of Position No. 81-1, Accounting for the Performance of Construction-Type and Certain Production-Type Contracts, the use of either input or output measures requires the exercise of judgment and the careful tailoring of the measure to the circumstances.

     The Company supplementally advises the Staff that in its arrangements the milestones are generally linked to delivery or installation of the projects at the customer's site. These milestones are technical in their nature and do not involve riskier ventures or projects. The milestones are merely a means of setting a payment schedule.

     The Company measures progress-to-completion using the input measures and are made in terms of costs and efforts devoted to a contract. The Company does not believe that contract milestones, an output measure, are appropriate for implementation in its arrangements since actual delivery or progress of installation of a meter fence, which are indicated by milestones, are not indicative to a contract's progress. The construction of a fence project includes installation of electronic devices, which represent significant efforts devoted to the contract. Hence, although the achievement of a contract milestone may cause the arrangement fee to become billable under the arrangement, the amount of payments should not be used to measure progress-to-completion because such amounts are not indicative of such progress.

     The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates as to the extent of progress towards completion, contract revenues and contract costs. In addition, the executed contracts contain provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of termination for convenience. In all cases the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

     Based on the above analysis, the Company believes that "input" measurements are appropriate to assess a project's progress and to be the method used for related revenue recognition.

     4. Disclose if title and risk of loss transfers to your customer upon their acceptance of each milestone under your contracts. Also, please disclose more detail about the origin of your unbilled accounts receivable. Specifically, disclose why you are recognizing revenue prior to billing for each milestone under the contract and

Mr. Larry Spirgel                                                              4

          the approximate time frame that elapses between an unbilled accounts receivable and a billed accounts receivable.

     The Staff's comment is duly noted and the Company has revised Note 2m to clarify its disclosure.

     Commitments and Contingent Liabilities
     --------------------------------------

     Guarantees, page F-27
     ---------------------

     5. Please revise to comply with the disclosure requirements of FIN 45.

     The Company believes that none of its guarantees are under the scope of FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), since, as specified in paragraph 4 of FIN 45, "...the scope of this Interpretation does not encompass indemnifications or guarantees of an entity's own future performance...". The Company has revised Note 9e to clarify its disclosure.

     I have been authorized by the Company to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company's filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions, please do not hesitate to contact me.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband
SJG:tco
Enclosures

cc: Ms. Raya Asher, Chief Financial Officer